Exhibit 99.1

Veren Announces Closing of Investment-Grade Senior Notes Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, AB, June 21, 2024 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX: VRN) (NYSE: VRN) has successfully closed its previously announced offering of CDN$1.0 billion aggregate principal amount of senior unsecured notes (the "Offering"), consisting of CDN$550 million of 4.968% five-year notes priced at par and due June 2029, and CDN$450 million of 5.503% 10-year notes priced at par and due June 2034 (collectively, the "Notes"). The Notes have been assigned a rating of BBB (low), with a Stable trend, by DBRS Limited (Morningstar DBRS). The net proceeds from the Offering will be used to repay existing indebtedness under bank facilities, including fully retiring the Company's bank term loan.

The Notes will be direct, unsecured obligations of Veren that will rank equally with all other present and future unsecured and unsubordinated indebtedness of the Company and will be guaranteed on a senior unsecured basis by certain of Veren's subsidiaries. The Notes were offered in Canada on a private-placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation.

The Offering was led by RBC Capital Markets and Scotiabank, as Joint Lead Agents and Joint Bookrunners, and BMO Capital Markets as Joint Bookrunner.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority. The Notes have not been and will not be qualified for distribution to the public under the securities laws of any province or territory of Canada and will only be sold to "accredited investors" under applicable Canadian securities laws. The Notes were not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and were not offered or sold within the United States.

Advisory

Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulations (collectively, "forward-looking statements"). Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "will", "may", "intend", or other similar expressions, but these expressions are not the exclusive means of identifying such statements.

In particular, this news release contains forward-looking statements pertaining to, among other things, the following: the expected use of proceeds of the Offering.

All forward-looking statements are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. Veren believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including certain of those material assumptions and risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 and the Company's Management's Discussion and Analysis for the year ended December 31, 2023.

Forward-looking information is given as of the date hereof. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

The forward-looking information herein is expressly qualified by the foregoing cautionary statements.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020
Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1
www.vrn.com

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2024/21/c4416.html

%CIK: 0001545851

CO: Veren Inc.

CNW 08:59e 21-JUN-24